

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2019

William Pate
President and Chief Executive Officer
PAR PACIFIC HOLDINGS, INC.
825 Town & Country Lane, Suite 1500
Houston, Texas 77024

>   **Re: PAR PACIFIC HOLDINGS, INC.**
>   **Registration Statement on Form S-3**
>   **Filed January 16, 2019**
>   **File No. 333-229278**

Dear Mr. Pate:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Natural Resources